May 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn:  John Cash, Accounting Branch Chief

Re:

International Game Technology (the “Company” or “IGT”)

Form 10-K for the fiscal year ended September 30, 2008

Form 10-Q for the fiscal quarter ended December 31, 2008

File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated May 1, 2009 (the “Letter”) setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended September 30, 2008 filed on November 26, 2008 and our Form 10-Q for the fiscal quarter ended December 31, 2008 filed on February 12, 2009 under the Securities Exchange Act of 1934. Our response to the specific comment is set forth below. For convenience, the comment from the Letter is stated in italics prior to our response.

Form 10-K for the Fiscal Year Ended  September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 22

Goodwill, Other Intangibles, and Royalties, page 22

1.

We have reviewed your response to prior comment one. In order to fully provide the information necessary for investors to understand and assess the key estimates and assumptions underlying your impairment analysis as well as determine the potential impact of changes in your assumptions, please expand your proposed disclosures to quantify all the material assumptions underlying your discounted cash flow method and provide a sensitivity analysis of those assumptions based upon reasonable likely changes. In addition, quantify the impact on your estimated fair value of each reporting unit as a result of changes in your assumptions and methodologies from 2007 to 2008.

Response:

In future filings, in response to the Staff's comments, we will revise our MD&A disclosures for Critical Accounting Estimates—Goodwill to substantially reflect the language below. We have updated our disclosure in response to the Staff’s comment in several respects. First, we have quantified, in percentage terms, the change in the estimated fair value of each of our reporting units. Second, we have specifically identified the amount by which our estimated fair value exceeded the carrying value of each reporting unit to more clearly indicate the magnitude by which our reporting units' estimated fair values exceed their carrying values. Third, we modified our sensitivity analysis to more readily illustrate for investors the impact that a change in our test assumptions could have on our estimated fair values. Based on our estimates of fair value, we do not believe it is reasonably likely that an impairment charge will be recorded in the near future and we do not believe further quantification of the assumptions underlying our discounted cash flow methodology beyond our proposed disclosure would provide meaningful additional or material information to investors.

U.S. Securities and Exchange Commission, May 12, 2009 - Page 2

We acknowledge the importance of providing investors with timely information in our MD&A regarding likely impairment charges and that if a material impairment charge becomes reasonably likely in the future, it may be appropriate to provide more information about our assumptions and their sensitivity to change.

Goodwill

We measure and test goodwill for impairment using the two-step approach under SFAS 142, Goodwill and Other Intangible Assets, at least annually or more often if there are indicators of impairment. The fair value of the reporting unit is first compared to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. In the event that the fair value of the reporting unit is less than its carrying value, the amount of the impairment loss will be measured in the second step by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

Our two reporting units, North America and International, were determined on the basis of customer regions and in accordance with paragraph 30 of SFAS 142 and EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142. Components below our North America and International business segments were evaluated to have similar economic characteristics and therefore aggregated. In determining the fair value of our reporting units, we apply the income approach using the DCF (discounted cash flows) method. We then compare the implied valuation multiples, such as enterprise value to revenue, EBITDA and EBIT, of a group of comparable competitor gaming companies under the market approach to validate the reasonableness of our DCF results.

Our DCF analysis is based on the present value of two components: the sum of our five year projected cash flows and a terminal value assuming a long-term growth rate. The cash flow estimates are prepared based on our business plans for each reporting unit, considering historical results and anticipated future performance based on our expectations regarding product introductions and market opportunities. The discount rates used to determine the present value of future cash flows incorporates comparable company indicators, where appropriate, and considers the size and specific risks of each IGT reporting unit. The discount rates used for each reporting unit ranged from 10% to 12% for our fiscal 2007 test and 11% for our 2008 test.

Our goodwill totaled $1.1 billion at March 31, 2009 and $1.2 billion at September 30, 2008. Our fiscal 2008 annual goodwill impairment test indicated the fair value of each reporting unit was significantly in excess of its carrying value. Inherent in such fair value determinations are significant judgments and estimates, including assumptions about our future revenues, profitability, cash flows, and long-term growth rates, as well as our operational plans and interpretation of current economic indictors and market valuations.

Changes in our assumptions used from the fiscal 2007 test to the fiscal 2008 test included updated five-year forecasts with reduced and delayed growth, lower long-term growth rates, and a higher discount rate for North America. The changes in the fair value for each reporting unit ranged from a decrease of 48% for North America to an increase of 32% for International. The excess of fair value over carrying value for each reporting unit at the 2008 testing date was $6.8 billion for North America and $2.9 billion for International.

If our assumptions do not prove correct or economic conditions affecting future operations change, our goodwill could become impaired and result in a material adverse effect on our results of operations and financial position. To illustrate the sensitivity of the fair value calculations on our goodwill impairment test, we modified our 2008 test assumptions to create a hypothetical 50% decrease to the fair values of each reporting unit. The resulting hypothetical excess of fair value over carrying value would be approximately $3.0 billion for North America and $1.2 billion for International, and we would therefore have no impairment.

U.S. Securities and Exchange Commission, May 12, 2009 - Page 3

Given the current economic downturn, we have prepared interim modified five-year projections reflecting the slowing of the economy in fiscal 2009 and decelerated growth trends followed by gradual recovery over the five-year period. We believe our long-term growth projections remain fundamentally sound. We anticipate our fiscal 2009 annual impairment test will incorporate higher discount rates because of market uncertainties; however, we currently expect the fair value of each reporting unit will remain significantly in excess of its carrying value.

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The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-3297 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

By:	/s/ Patrick Cavanaugh
Executive Vice President and Chief Financial Officer

cc:

Robert Plesnarski, Esq.

J. Jay Herron, Esq.

O’Melveny & Myers LLP